Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports October Sales; Provides Updated Third Quarter EPS Outlook

HOUSTON, TX, November 6, 2008 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week October period ended November 1, 2008 decreased 5.1% to $98.5 million from $103.8 million in the prior year four week period ended November 3, 2007. Comparable store sales decreased 8.4% versus a decrease of 2.9% last year.

Major merchandise categories that achieved comparable store sales increases during October included cosmetics and dresses, while accessories, footwear, intimates and misses sportswear all performed better than the Company average. With regard to comparable store sales by region of the country, on a relative basis, the Mid-Atlantic was the Company's best performing region and the Midwest was its weakest region.

For the third quarter, the Company reported that its total sales decreased 6.0% to $333.8 million from $355.1 million in the third quarter last year. Comparable store sales for the quarter decreased 10.3%, or 7.6% excluding the estimated impact of Hurricanes Gustav and Ike, versus a decrease of 1.0% for the prior year period.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2008	2007	2008	2007
1st Quarter	(5.4)%	0.1%	$353.5	$358.2
2nd Quarter	(1.4)	0.5	372.7	359.2
August	(8.3)	(2.6)	119.8	123.5
September	(13.6)	2.3	115.5	127.8
October	(8.4)	(2.9)	98.5	103.8
3rd Quarter	(10.3)	(1.0)	333.8	355.1
Year-To-Date (9 Mos)	(5.6)	(0.1)	1,060.0	1,072.5

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Andy Hall, President and Chief Executive Officer, commented, "Our October comparable store sales results were consistent with our August and September hurricane adjusted performance. We believe that this trend will continue into the fourth quarter, and are currently projecting that our fourth quarter comparable store sales will be down in the mid to high single digit range as consumers continue to reign in their discretionary spending. We continue to proactively manage our expenses and inventory levels as we navigate through this economic downturn. As a result of our efforts, we ended the month with inventory levels down approximately 13.0% on a comparable store basis."

Mr. Hall continued, "Although we are still in the process of finalizing our financial results for the third quarter, we currently expect to report a loss from operations for the period of $0.19 to $0.20 per diluted share. In addition, and as we had previously announced, due to the decline in the market capitalization for Stage Stores and our peers, we determined that an interim impairment test of the carrying value of the goodwill related to our acquisitions of Peebles and BC Moore was necessary. We have historically employed various methodologies to determine the fair value of our reporting unit. These tests rely on market valuation multiples, comparable transaction multiples and the expected cash flows of the reporting unit. Given the recent reduction in market valuation multiples, and the current challenging economic environment and its impact on the reporting unit's sales and earnings performance, we have concluded that a write-off of the entire goodwill balance is warranted at this time. As such, we will be taking a $95.4 million one-time, non-cash goodwill impairment charge in the third quarter, which equates to a charge of $2.47 per diluted share.

"It is very important to keep in mind that this is a non-cash charge which will not affect our revolving credit facility covenants or cash flows. In fact, our liquidity remains strong, and we project that our cash flow from operations for this year will exceed last year's amount of $124 million," Mr. Hall concluded.

The Company plans to report its third quarter results before the market opens on Thursday, November 20, 2008, and will hold a conference call and webcast the same day beginning at 8:30 am Eastern Time.

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Store Activity

During October, the Company opened 7 new stores, which increased the total number of stores opened during the third quarter to 17. New Peebles stores were opened in Menomonie, WI, Franklin, KY, Gorham, NH and Louisa, KY, new Bealls stores were opened in Hidalgo, TX and Sterling, CO, and a new Stage store was opened in Heber Springs, AR.

The Company plans to complete its fiscal 2008 new store opening program in November with the opening of 11 stores. These openings will bring the number of new stores opened during the fiscal year to 56. In fiscal 2009, under the current economic conditions, the Company anticipates moderating the pace of its new store openings. Current plans are to open between 30 and 40 new stores.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 731 stores located in 38 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central, Southwestern and Northwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's third quarter diluted earnings per share, fourth quarter comparable store sales and fiscal 2008 cash flow from operations outlooks, as well as comments regarding the number of new stores that the Company plans to open in November and during the 2009 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2008 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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